UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 12)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

ECOLOGY AND ENVIRONMENT, INC.
Name of Issuer

Class A Common Stock
(Class B Common Stock is Convertible into Class A Common Stock on a one for one basis)
(Title of Class of Securities)

278878 10 3
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  278878 10 3

1.	Name of Reporting Persons.	Gerhard J. Neumaier

2.	Check the Appropriate Box if a Member of a Group.	Not Applicable.

3.	Securities and Exchange Commission use only.

4.	Citizenship or Place of Organization.	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5.	Sole Voting Power	Class A(2)	Class B(1)
		408,615	363,188

6.	Shared Voting Power	Class A	Class B
		-0-	-0-

7.	Sole Dispositive Power	Class A	Class B
		45,427	-0-

8.	Shared Dispositive Power(3)	Class A(2)	Class B(1)
		363,188	363,188

(1)	Class B Stock is convertible into Class A Stock on a one for one basis.

(2)
Includes 551 shares of Class A Common Stock owned by Mr. Neumaier's spouse, as to which he disclaims beneficial ownership.  Includes 23,201 shares of Class A Common Stock owned by Mr. Neumaier's Individual Retirement Account.  Does not include any shares of Class A Common Stock or Class B Common Stock held by Mr. Neumaier's adult children.  Includes 3,264 shares which represents his share of the total Class A Common Stock owned by a Partnership in which Mr. Neumaier is a general partner and has a 1/3 equity interest.

(3)
Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals.  The agreement provides that prior to accepting a bona fide offer to purchase the certain covered part of their shares,   each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

9.	Aggregate Amount Beneficially Owned by Reporting Person:	Class A	Class B
		409,166	363,188

10.	Check box if the aggregate amount in Row 9 excludes certain shares. □

11.	Percent of Class Represented by Amount in Row 9:	Class A Common Stock	Class B Common Stock
		14.7%	21.8%

12.	Type of Reporting Person:	Individual

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Schedule 13G

Under the Securities Exchange Act of 1934

Item 1(a):	Name of Issuer:	Ecology and Environment, Inc.

Item 1(b):	Address of Issuer's Principal Executive Offices:	368 Pleasant View Drive Lancaster, New York

Item 2(a):	Name of Person Filing:	Gerhard J. Neumaier

Item 2(b):	Address of Principal Business Office:	368 Pleasant View Drive Lancaster, New York

Item 2(c):	Citizenship:	United States

Item 2(d):	Title of Class of Securities:	Class A Common Stock (Class B Common Stock is convertible into Class A Stock on a one for one basis)

Item 2(e):	CUSIP Number:	278878 10 3

Item 3:	Not Applicable

Item 4(a):	Amount Beneficially Owned: (1) (2) (3) (4) (5)	Class A	Class B
		409,166	363,188

Item 4(b):	Percent of Class:	Class A	Class B
		14.7%	21.8%

Item 4(c)(i):	Sole Power to Vote or to direct the vote -	Class A	Class B
		408,615	363,188

Item 4(c)(ii):	Shared Power to Vote or to direct the vote -	Class A	Class B
		-0-	-0-

Item 4(c)(iii):	Sole Power to dispose or to direct the disposition of -	Class A	Class B
		42,427	-0-

Item 4(c)(iv):	Shared Power to dispose or to direct the disposition of -	Class A	Class B
		363,188	363,188

(1)	Class B Stock is convertible into Class A Stock on a one for one basis.

(2)
The Filing Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights.  The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.  Moreover, the table does not give effect to any shares of Class A Common Stock that may be issued pursuant to the Company's Incentive Stock Option Plan, none of which have been granted to the Filing Person.

(3)
Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a Stockholders' Agreement in 1970 which governs the sale of certain shares of common stock owned by them, the former spouse of one of the individuals and the children of those individuals.  The Agreement provides that prior to accepting a bona fide offer to purchase the certain covered part of their shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(4)	There are 2,423,761 shares of Class A Common Stock outstanding and 1,667,426 shares of Class B Common Stock outstanding as of December 31, 2008.

(5)
Includes 551 shares of Class A Common Stock owned by Mr. Neumaier's spouse as to which he disclaims beneficial ownership.  Includes 23,201 shares of Class A Common Stock owned by Mr. Neumaier's Individual Retirement Account.  Does not include any shares of Class A Common Stock or Class B Common Stock held by Mr. Neumaier's adult children.  Includes 3,264 shares which represents his share of the total Class A Common Stock owned by a Partnership in which Mr. Neumaier is a general partner and has a 1/3 equity interest.

Item 5:	Ownership of Five Percent or Less of a Class:	Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:	Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:	Not Applicable

Item 8:	Identification and Classification of Members of the Group:	Not Applicable

Item 9:	Notice of Dissolution of Group:	Not Applicable

Item 10:	Certification:	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 29, 2009

Signature:	/s/ Gerhard J. Neumaier

Name/Title:	Director